September 28, 2012

VIA EDGAR
Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	NeoStem, Inc. (the “Company”)
Registration Statement on Form S-3
Filed August 24, 2012
File No. 333-183543

Dear Mr. Reynolds:

In connection with the above-captioned Registration Statement on Form S-3, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the Company hereby requests that the effective date of the above-mentioned Registration Statement on Form S-3 be accelerated to 9:00 a.m. (New York time) on Wednesday, October 3, 2012, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NEOSTEM, INC.

By:     /s/ Catherine M. Vaczy
Catherine M. Vaczy
Vice President & General Counsel

cc: Alan Wovsaniker, Esq.
Lowenstein Sandler PC